                                                                     Exhibit 6.3

[LETTERHEAD]

March 6, 1997



George Brostoff
7594 Base Lake Dr.
Dexter, MI 48130


George,

Symplex is pleased to be able to use the services you have generously offered. Symplex feels it can most effectively utilize your expertise in the areas of sales, marketing, and investor relations. Although, from time to time, we may have other specific tasks where we can also utilize your expertise. The following remuneration plan for your efforts and assistance is effective January 1 thru June 30, 1997:

 .    Consultant pay @ $500 per day or $2500 per week depending on length of engagement.

 .    These consulting engagements will be agreed upon by George Brostoff and
     Tom Mayer.

 .    Commission of 10% on all sales initiated directly by George Brostoff payable 45 days after shipment. Commission of 5% will be paid on all sales activity initiated by Symplex and assisted by George Brostoff. The State Farm sale of Datamizer II inventory will be commissioned at 10%.

 .    All reasonable expenses will be covered by Symplex for out of town travel.

 .    Taxes and medical insurance will be the responsibility of George Brostoff.

 .    OEM/alliance relationship contracts will be negotiated on an individual occurrence.

 .    From time to time, this consulting agreement will be renegotiated by both parties.

Acknowledged by:


    /s/ Tom Mayer                            /s/ George Brostoff
-----------------------------------       ----------------------------------
Tom Mayer, CEO                            George Brostoff